

OFFERING MEMORANDUM

facilitated by



# Joyhound Beer Company LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| Name of Company | Joyhound Beer Company LLC |
|---|---|
| State of Organization | MD |
| Date of Formation | 12/04/2019 |
| Entity Type | Limited Liability Company |
| Street Address | 10342 Old Frederick Rd, Woodstock MD, 21163 |
| Website Address | joyhoundbeercompany.com |

### (B) Directors and Officers of the Company

| Key Person | | Alfred Rotimi |
|---|---|---|
| Position with the Company | | |
| | Title | President |
| | First Year | 2017 |
| Other business experience (last three years) | | *Member, Owner, President, and Founder since 2017.* |

### (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Alfred Rotimi | 40% |

### (D) The Company's Business and Business Plan

JBC on Craft Beer on the Bay Podcast!

Tune in at 9am this morning to hear Alfred and Jamie talking about JBC live on 100.7's Craft Beer on the Bay Podcast!

Thank you to our 150 investors!

A MAJOR THANK YOU to our 150 INVESTORS! Your support means everything. We can't wait to raise a toast with you at our future DC-Baltimore area taproom! If you haven't checked out our crowdfunding campaign yet there is still time! You can invest as low as $100 to start. Visit mainvest.com/in/joyhound-beer-co to learn more.

Investing

Why your contribution matters!

- Small Business: You will be investing in a small, family owned business.
- Diversity in Ownership: You will be helping to diversify the world of craft beer - less than 1% of craft beer brands are black owned!
- Community: Our taproom will support the local community by creating jobs and adding to the revenue stream of local businesses. We also plan to be engaged with the community!
- Fun! You will help us build a kicka$$ brick & mortar for our supporters and MD's craft beer community.

Our Offerings

We offer a wide selection of finely crafted ales - there's a beer for every palate! These are a few of our favorites!

- Tail Wagger is a fine quality cold-fermented American Golden Ale that is brewed with 70% local pilsner malt. The label features our dogs Bailey and Stella!
- Plum Power Sour is a bright and tart sour ale that is supercharged with plums for a complex tartness.
- Foggy Chesapeake is a smooth citrusy ale that is gently spiced with Indian coriander and the puree and zest from lemons, limes, and tangerines.
- OBA IPA a fragrantly hoppy West Coast IPA. The Rotimi family named this beer OBA to celebrate the history of Benin City, Nigeria's kingdom and art.

We're Semi Finalists in Brewbound Live's 2023 Winter Pitch Slam!

Joyhound Beer Co. has made it to the Brewbound Live Winter 2023 Pitch Slam SEMI-FINALS!

- Visit https://www.brewbound.com/events/brewboundlivewinter23/pitch-slam to learn more
- Joyhound Beer Co. will participate in Brewbound Live's Winter Pitch Slam event December 6 - 7 in Marina del Rey, CA
- The business pitch competition is designed to encourage entrepreneurship and build awareness for startups within the beer, cider, hard seltzer, alcoholic kombucha, and canned cocktail segments.

Meet JBC's Founder!

"At that point, my brewing hobby had grown extensively and I wanted to be my own boss. So, I founded Joyhound Beer Company to bring amazing beers to market. I hope that our customers will taste and appreciate the commitment and passion I put into every beer recipe!" - Alfred R.

- While studying the Anatomy and Physiology of Psychology at UMBC, JBC's Founder and President, Alfred Rotimi, was introduced to brewing beer.
- He quickly grew to love the wonderfully sophisticated endeavor of brewing as it combines biochemistry with art and culinary skill… Did we mention that Alfred is also a wonderful cook?!
- Some years later, while completing his neuroscience fellowship at Tufts University, Alfred realized that being a laboratory scientist didn't spark the same joy as crafting and brewing his own unique beer recipes.
- Alfred singlehandedly designs JBC's recipes, markets JBC's new and ongoing products, AND self-distributes our beer within Maryland and DC.

The Team

Alfred Rotimi, Founder & President

- UMBC 2013 Graduate B.S. Psychology with concentration in Anatomy and Physiology of Psychology

- Neuroscience researcher at Tufts University Graduate School of Biomedical Sciences 2014-2016

- Homebrewer since 2013

- President and Founder of Joyhound Beer Company 2016-Present

- Brewer, Salesman, Delivery Driver, Operations manager at Joyhound Beer Company 2017-Present

Jamie Rotimi, Co-Owner

- B.S. Forensic Science, Minor: Chemistry

- M.S. Forensic Science (Concentration in Molecular Biology/Genetics)

- Prior research areas/topics include human immunodeficiency virus (HIV) transcription factors, Investigating the Inhibitive Properties of Timberland© Boots on DNA Amplification Processes, DNA analysis, site-directed mutagenesis, etc.

- Expert-level program and project management skills, policy and procedural creation, staff management, team building, marketing, creation and implementation of operational plans in support of organizational goals, expert in identifying gaps and strengthening the associated processes, etc.

- When not engaged in JBC business, works in research compliance.

- Avid traveler, local explorer, love painting, crafts involving clay, and singing…

- Fun facts: I was a competitive swimmer until I moved to the East Coast, I studied opera in high school and college, and bananas are my kryptonite.

- Can't live without trips to the ocean (or any beautiful body of water really)

- Dog mom to Bailey aka "Boops"

Julius Rotimi, Co-Owner

- B.S. Computer Science

- Occupation: Full Stack Software Engineer

- Escape room enthusiast

- Custom PC builder

- Vinyl record collector

- 3D printer operator in spare time

- Favorite Beer: Plum Power Sour!

- Fun Fact: Alfred is my twin brother!

Charles Rotimi, Co-Owner

- BS degree in Biochemistry,

- MS in Health Care Administration,

- MPH in Epidemiology,

- PhD in Epidemiology,

- Professional training in genetics/genomics, statistics, and global health inequalities, and

- Avid long distance biker and swimmer.

  As a father, when Alfred left his neuroscience program at Tufts University in Boston to establish his own business, I was more than terrified. Through hard work and an unwavering dedication to establishing a micro brewing facility, he has convinced me that, if given the right support, he can make his dream a success story for himself, his family, and now for investors like you.

  Please help support this young man to realize his dream, and ours, of establishing one of the few African ancestry owned microbreweries in the United States.

Deatrice Rotimi, Co-Owner

- BBA in Computer Information Systems

- MEd in Curriculum and Instruction,

- PhD in Information Assurance/Cybersecurity,

- Works as a Subject Matter Expert in Cybersecurity and Privacy,

- Fun fact: I have never been a sophomore! I finished both high school and college in 3 years. Thankful to have missed those "sophmoric" moments, ha!

- I feed my artistic soul by crafting,

- I make all of JBC's merchandise by hand - includes everything from etched glasses, tee shirts, polo shirts hats, coasters to koozies and there's more to come!

- I encourage all of my children to be open to new opportunities and to put no limits on their creativity.

Bailey Barbara Rotimi, Boss #1

- Subject matter expert in that pittie life aka sleeping in odd positions, giving pitiful looks for treats and belly rubs, and cuddling

- Has beautiful hazel eyes and areverse brindle coat

- If you want to be her best friend, rub lotion on her belly or give her a soft pillow to sleep on!

- She runs like a wild cheetah... when she's not too busy slumbering the day away

- Has mastered many tricks, but you have to make it worth her while to see them

- Distrusts anything inanimate - things that don't move are soooo dangerous!

- Loves mud puddles of all sizes

Stella Bailey Rotimi, Boss #2

- Subject matter expert in "pest control"... aka guests

- Her favorite song to dance to is "Still Dre"

- Don't make the mistake of looking into her chocolate brown eyes because she'll get you to do anything

- Has a traditional brindle coat

- She loves to herd... you to bed after spending hours outside

- Her preferred bedtime is 8:30pm. But don't forget to turn on her nighttime tunes, turn off the lights, and set up her sleep puppy or you will get the infamous "Stella" side eye

- We never have to worry about her starving because she hides her treats in various nooks and crannies throughout her house.

Our story

Joyhound Beer Co. (JBC) is a premium craft beer company born out of the Rotimi family's desire to produce incredibly flavorful and balanced beer that's zesty and tasty.

JBC's Founder and President, Alfred Rotimi, began homebrewing in 2013 as a hobby in college. Some years later, after completing a neuroscience fellowship at Tufts University, Alfred realized that life as a research scientist wasn't for him. Alfred's twin brother Julius encouraged him to pursue his vision of entrepreneurship, so, Alfred pitched the idea of starting a beer company to the rest of his family. They fully supported his concepts and were immediately on board to help cultivate and finance this venture. So, with the support and commitment of his family plus his ever-growing passion for brewing, Alfred founded JBC in 2017.

We're sure you're wondering, "Why Joyhound?" We chose the name Joyhound because brewing and being his own boss brings Alfred such joy plus we are a family of dog lovers! [Check out our doggos, Bailey and Stella, on the Tailwagger beer label!] Once we established the name, we conducted extensive research to identify a way to establish our brand while being mindful of initial startup expenses - alas, contract brewing proved to be the answer. Currently, our beers are produced, under contract, by Oliver Brewing Company in Baltimore, MD. We hold 65+ accounts including every Trader Joe's in DC and both Total Wine & More locations in Maryland plus many local, independently owned shops.

We are a family of scientists, so, we lean into our science, technology, engineering, art, and mathematics (STEAM) backgrounds to create a brand and products that embody the beauty and utility of STEAM. Hence our tagline, "Craft Beer for Nerds, by Nerds" - trust us, it's cool to be a nerd!

See "The Team" section below to find out more about our STEAM backgrounds!

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $146,000 |
| Offering Deadline | April 16, 2024 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $450,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Equipment Costs | $41,035 | $41,035 |
| Taproom Construction | $88,333 | $88,333 |
| Operating Capital | $6,777 | $285,257 |
| Debt Payoff | $0 | $5,000 |
| Mainvest Compensation | $9,855 | $30,375.000000000004 |
| TOTAL | $146,000 | $450,000.0 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 2.8 - 8.6%[2] |
| Payment Deadline | 2030-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.7 x<br>1.6 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 4.03% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.8% and a maximum rate of 8.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $146,000 | 2.8% |
| $222,000 | 4.2% |
| $298,000 | 5.7% |
| $374,000 | 7.1% |
| $450,000 | 8.6% |

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.6x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

### Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

### Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

### Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Alfred Rotimi | 40% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Elan Financial services | $5,425 | 26.99% | | |
| TSP | $13,476 | 1.375% | 05/11/2026 | |

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Historical Financials

Joyhound Beer Company LLC (JBC)'s historical financial statements are not representative of the potential earnings JBC will have if this fundraising opportunity is successful. Currently JBC has been operating a startup to establish a new brand in a highly competitive market. Small local breweries typically make the majority of their income from taproom and direct to customer sales. Due to Joyhound being a contract only brand with no physical location these revenue options have been unavailable to us.

Completing this fundraising goal is neccessary for us to build our own physical location where we can capture the high margins from taproom and direct to customer sales. Upon successful completion of our campaign the fund will be immediately used to begin the process of opening our taproom.

Forecasted milestones

Joyhound Beer Co. forecasts the following milestones:

- Secure lease in [Maryland] by [May, 2024].

- Hire for the following positions by [July, 2024]: [Brewer, Taproom Manager]

- Achieve [$800,000] revenue per year by [end of year 2025].

- Achieve [$200,000] profit per year by [end of year 2025].

Additional Capital

JBC LLC members are prepared to invest an additional $100,000 of personal capital to support this Taproom buildout and opening.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

## Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $823,435 | $965,361 | $1,574,046 | $1,637,008 | $1,702,488 |
| Cost of Goods Sold | $161,354 | $189,060 | $148,118 | $154,043 | $160,205 |
| Gross Profit | $662,081 | $776,301 | $1,425,928 | $1,482,965 | $1,542,283 |
| EXPENSES | | | | | |
| Rent | $70,000 | $70,000 | $150,000 | $150,000 | $150,000 |
| 800 sq ft cold room payment | $12,000 | $12,000 | $12,000 | $4,000 | $0 |
| POS Software | $2,400 | $2,400 | $2,400 | $2,496 | $2,596 |
| Property Insurance | $6,000 | $6,000 | $6,000 | $6,240 | $6,490 |
| Alcohol insurance | $4,000 | $4,000 | $4,000 | $4,160 | $4,326 |
| vehicle insurance | $2,800 | $2,800 | $2,800 | $2,912 | $3,028 |
| Tap room team members | $121,062 | $124,420 | $207,268 | $215,558 | $224,181 |
| Brewing team members | $53,825 | $53,825 | $148,514 | $154,455 | $160,633 |
| President base pay | $55,000 | $55,000 | $55,000 | $57,200 | $59,488 |
| Sales team members | $0 | $0 | $53,825 | $55,978 | $58,217 |
| Part Time Driver | $0 | $0 | $26,869 | $27,944 | $29,062 |
| Bookkeeping | $12,000 | $12,000 | $12,000 | $12,480 | $12,979 |
| Fuel | $4,200 | $4,200 | $4,200 | $4,368 | $4,543 |
| Water | $6,000 | $6,000 | $6,000 | $6,240 | $6,490 |
| Electricity | $12,000 | $12,000 | $12,000 | $12,480 | $12,979 |
| Taproom maintenance | $7,200 | $7,200 | $7,200 | $7,488 | $7,788 |
| Vehicle maintenance | $2,400 | $2,400 | $2,400 | $2,496 | $2,596 |
| Cleaning chemicals | $720 | $720 | $720 | $749 | $759 |
| Natural Gas | $2,125 | $2,125 | $2,125 | $2,189 | $2,254 |
| Brewhouse Payment | $33,207 | $33,207 | $33,207 | $33,207 | $33,207 |
| Operating Profit | $255,142 | $366,004 | $677,400 | $720,325 | $760,667 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

### (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

### (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

### (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

### (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $14,501.22 | $20,645.04 |
| Cash & Cash Equivalents | $1,761.47 | $1,701.05 |
| Accounts Receivable | $4,454.00 | $6,004.99 |
| Short-term Debt | $4,874.33 | $7,211.27 |
| Long-term Debt | $16,548.25 | $21,475.00 |
| Revenues/Sales | $47,123.28 | $32,573.34 |
| Cost of Goods Sold | $27,403.18 | $31,203.14 |
| Taxes Paid | $0 | $0 |
| Net Income | $-9,216.48 | $-26,252.00 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V